Exhibit 21.1

List of Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

Universe Faith Group Limited	British Virgin Islands

Wuhan Blower Co., Ltd.	People’s Republic of China

Wuhan Generating Equipment Co., Ltd.	People’s Republic of China